Exhibit 3.1 AMENDMENT TO SECTION 2 OF ARTICLE II OF THE BYLAWS OF KONTOOR BRANDS, INC. Effective April 20, 2023 (Additions in bold and underscore; deletions in strikethrough) Section 2. Qualifications. Directors shall be natural persons but need not be residents of the State of North Carolina or shareholders in the Corporation. A director may also be a salaried officer or employee of the Corporation. No person shall be eligible to be elected a director of the Corporation for a period extending beyond the annual meeting of shareholders immediately following his or her attaining the age of 72 years. If any person elected as a director shall, within 30 days after notice of his or her election fail to accept such office, either in writing or by attending a meeting of the Board of Directors, the Board of Directors may declare his or her office vacant. The Board of Directors or a committee of the Board of Directors appointed pursuant to Article III of these Bylaws shall not nominate for election or reelection as a director any candidate who has not agreed to tender, promptly following the meeting at which he or she is elected or reelected as a director, an irrevocable resignation that will be effective upon (a) the failure of such director to receive the number of votes required for reelection at the next annual meeting of shareholders at which he or she stands for reelection, and (b) the acceptance of such director’s resignation by the Board of Directors.